UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November 2022

Commission File Number 001-35948

Kamada Ltd.

(Translation of registrant’s name into English)

2 Holzman Street
Science Park, P.O. Box 4081
Rehovot 7670402
Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements, File Nos. 333-192720, 333-207933, 333-215983, 333-222891, 333-233267 and 333-265866.

Explanatory Note

Kamada Ltd. is filing this Amendment No. 1 to amend its Report on Form 6-K furnished with the U.S. Securities and Exchange Commission on November 8, 2022 (the “Original Report”), announcing its General Meeting of Shareholders to be held on Thursday, December 22, 2022 at 2:00 p.m. (Israel time) at the offices of the Company at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel.  This Amendment No. 1 is being filed solely for the purpose of adding the following appendixes to the Notice of Annual General Meeting of Shareholders and Proxy Statement attached as Exhibit 99.1 to the Original Report, which were inadvertently not previously filed as appendixes: Appendix A(i) - Updated Compensation Policy for Executive Officers, Appendix A(ii) - Updated Compensation Policy for Directors, and Appendix B - Kamada Ltd. 2011 Israeli Share Award Plan Appendix – U.S. Tax Payer.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, restate, or update the information contained in the Original Report, or reflect any events that have occurred after the Original Report was filed.

The following exhibits are attached:

99.1	Updated Compensation Policy for Executive Officers

99.2	Updated Compensation Policy for Directors

99.3	Kamada Ltd. 2011 Israeli Share Award Plan Appendix – U.S. Tax Payer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 17, 2022	KAMADA LTD.

	By:	/s/ Yifat Philip
Yifat Philip
Vice President General Counsel and Corporate Secretary

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